

Andrew Busey · 3rd

Making Big Things

Austin, Texas, United States · Contact info

500+ connections

Colossal Biosciences

University of Pennsylvania - The Wharton School

Experience

Co-Founder / Chief Product Officer
Colossal Biosciences · Full-time
Mar 2021 – Present · 9 mos
Austin, Texas Metropolitan Area

Co-Founder / Partner
Hypergiant
Aug 2017 – Present · 4 yrs 4 mos
Austin, Texas Area

Co-founder / Partner / Mentor
Capital Factory
Jan 2009 – Present · 12 yrs 11 mos
Austin, TX

Member of the investment committee for Funds I-IV.

Capital Factory is a seed stage mentoring program for startups that provides a small amount of seed capital and mentoring sessions by many of Austin's most successful entre| ...see more

Mentor / Investor
TechStars
May 2013 – Present · 8 yrs 7 mos
Austin, Texas Area

Techstars is a geographically distributed accelerator which provides both financial and advisory help to budding entrepreneurs. Focused exclusively on the early stage startup scene Techstars gives help to the freshest and most disruptive ideas. Mentors provide help, advice, counseling, and new perspectives to companies in the Techstars portfolio.

Co-founder and CEO
Supply Drop · Full-time
Jan 2019 – Mar 2021 · 2 yrs 3 mos
Austin, Texas, United States

Show 5 more experiences

Education

University of Pennsylvania - The Wharton School
MBA
2003 – 2005

Duke University
BA, Computer Science

1989 – 1993

Licenses & certifications

Machine Learning by Stanford University
Coursera Course Certificates
Issued May 2017 · No Expiration Date
Credential ID QAYY9W3H4Z6F

See credential